Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2022

SHANGHAI, May 12, 2022 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the first quarter of 2022.

FIRST QUARTER 2022 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2022 were RMB795.7 million (US$125.5 million), a 35.0% decrease from the corresponding period in 2021, and a 36.9% decrease from the fourth quarter of 2021, mainly due to decreases in one-time commissions and performance-based incomes.

(RMB millions, except percentages)	Q1 2021	Q1 2022	YoY Change
Wealth management	946.4	578.5	(38.9)%
Asset management	270.0	200.6	(25.7)%
Other businesses	8.3	16.6	101.1%
Total net revenues	1,224.7	795.7	(35.0)%

•	Income from operations for the first quarter of 2022 was RMB313.8 million (US$49.5 million), a 37.5% decrease from the corresponding period in 2021, due to the decreased net revenues for the first quarter of 2022, but a 137.2% increase from the fourth quarter of 2021, due to less expenses and provision of credit losses incurred, which is partially offset by a decrease in net revenues.

(RMB millions, except percentages)	Q1 2021	Q1 2022	YoY Change
Wealth management	418.1	235.4	(43.7)%
Asset management	114.5	93.9	(18.0)%
Other businesses	(30.2)	(15.5)	(48.7)%
Total income from operations	502.4	313.8	(37.5)%

•	Net income attributable to Noah shareholders for the first quarter of 2022 was RMB305.2 million (US$48.2 million), a 32.8% decrease from the corresponding period in 2021, but an 8.5% increase from the fourth quarter of 2021.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2022 was RMB313.5 million (US$49.5 million), a 32.1% decrease from the corresponding period in 2021, but an 8.2% increase from the fourth quarter of 2021.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FIRST QUARTER 2022 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. We primarily distribute private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of March 31, 2022 was 415,082, an 8.1% increase from March 31, 2021, and a 0.8% increase from December 31, 2021.

•	Total number of active clients[2], which excluded mutual fund-only clients during the first quarter of 2022 was 2,818, a 55.3% decrease from the first quarter of 2021, and a 21.2% decrease from the fourth quarter of 2021. Including mutual fund-only clients, the number of clients who transacted with us during the first quarter of 2022 was 14,970, a 46.2% decrease from the first quarter of 2021, and a 14.2% decrease from the fourth quarter of 2021. The decreases were mainly related to the adverse performance of secondary market in the first quarter.

•	Aggregate value of investment products distributed during the first quarter of 2022 was RMB15.0 billion (US$2.4 billion), a 44.6% decrease from the first quarter of 2021, primarily due to a 68.7%, 33.2% and 17.8% decrease of private secondary products, private equity products and mutual fund products, respectively. The aggregate value decreased by 28.7% compared with the fourth quarter of 2021, due to a 39.5% and 30.3% decrease of private secondary products and mutual fund products, respectively and partially offset by a 4.6% increase of private equity products.

Product type	Three months ended March 31,
	2021		2022

	(RMB in billions, except percentages)
Mutual fund products	8.6	31.9%	7.1	47.4%
Private secondary products	12.9	47.5%	4.0	26.9%
Private equity products	4.8	17.6%	3.2	21.2%
Other products[3]	0.8	3.0%	0.7	4.5%
All products	27.1	100.0%	15.0	100.0%

•	Coverage network in mainland China covered 83 cities as of March 31, 2022, compared with 82 cities as of March 31, 2021 and 84 cities as of December 31, 2021.

•	Number of relationship managers was 1,281 as of March 31, 2022, a 2.8% increase from March 31, 2021, but a 2.7% decrease from December 31, 2021.

2 “Active clients” for a given period refers to registered high net worth clients who purchase investment products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platform.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies.

•	Total assets under management as of March 31, 2022 remained relatively stable in the amount of RMB156.1 billion (US$24.6 billion), a 1.3% increase from March 31, 2021.

Investment type	As of December 31, 2021		Growth	Allocation/ Redemption	As of March 31, 2022
	(RMB billions, except percentages)
Private equity	130.9	83.9%	4.8	3.0	132.7	85.0%
Public securities[4]	11.2	7.2%	0.1	0.9	10.4	6.6%
Real estate	6.6	4.3%	0.6	1.0	6.2	4.1%
Multi-strategies	5.9	3.8%	-	0.5	5.4	3.4%
Others	1.4	0.8%	-	-	1.4	0.9%
All Investments	156.0	100.0%	5.5	5.4	156.1	100.0%

Other Businesses

Our other businesses segment has been transitioned to “Noah Digital International”, and to provide more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “In the first quarter of 2022, I am happy to see the number of our core clients, diamond and black card, continued to grow at 7.3% and 30.6% year-on-year respectively amid volatile market environment, showing the effectiveness of our client-centric reform. Despite weaker transaction value in mutual funds and private secondary products, which is in line with the market trend, and thanks to the sophistication of our clients and our investor education efforts, we allocated 4.6% more long-duration private equity products in the quarter compared with the fourth quarter of 2021. With the successful implementation of our new compensation scheme in 2021, as well as strict cost control and strategic investment, our operating margin restored to nearly 40% in the first quarter. We are mindful of the global macro outlook and the impact of the recent COVID-19 lockdowns in China, and recommend our clients to adopt a Protection before Growth strategy in 2022, by reevaluating and proactively rebalancing the asset allocation to construct a well-positioned portfolio that is safe and effective. We remain confident in the resilience of Chinese economy, the growth of the wealth management and asset management industries here, as well as the support from our clients, and hope to meet the full-year non-GAAP net income guidance that we published in the last earnings release.”

FIRST QUARTER 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2022 were RMB795.7 million (US$125.5 million), a 35.0% decrease from the corresponding period in 2021, primarily due to decreases in one-time commissions and performance-based income, partially offset by increases in recurring service fees and other service fees.

4 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2022 were RMB92.6 million (US$14.6 million), a 68.4% decrease from the corresponding period in 2021, primarily due to a 68.7% decrease in transaction value of private secondary products that we distributed.

•	Net revenues from recurring service fees for the first quarter of 2022 were RMB310.8 million (US$49.0 million), a 0.9% decrease from the corresponding period in 2021.

•	Net revenues from performance-based income for the first quarter of 2022 were RMB156.0 million (US$24.6 million), compared with RMB325.6 million in the corresponding period of 2021. The decrease was primarily due to less performance-based income that were shared from private secondary products providers.

•	Net revenues from other service fees for the first quarter of 2022 were RMB19.0 million (US$3.0 million), compared with RMB13.9 million in the corresponding period in 2021, primarily due to more value-added services we offered to our high net worth clients.

•	Asset Management Business

•	Net revenues from one-time commissions for the first quarter of 2022 was RMB9.2 million (US$1.5 million), a 69.1% decrease from the corresponding period in 2021 due to less private equity products sold.

•	Net revenues from recurring service fees for the first quarter of 2022 were RMB173.3 million (US$27.3 million), a 7.5% increase from the corresponding period in 2021 due to increase in assets under management.

•	Net revenues from performance-based income for the first quarter of 2022 were RMB18.1 million (US$2.9 million), compared with RMB77.5 million in the corresponding period of 2021. The decrease was primarily due to less performance-based income realized from private equity products.

•	Other Businesses

•	Net revenues for the first quarter of 2022 were RMB16.6 million (US$2.6 million), compared with RMB8.3 million from the corresponding period in 2021.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2022 were RMB481.9 million (US$76.0 million), a 33.3% decrease from the corresponding period in 2021. Operating costs and expenses primarily consisted of compensation and benefits of RMB357.9 million (US$56.5 million), selling expenses of RMB59.9 million (US$9.5 million), general and administrative expenses of RMB58.2 million (US$9.2 million), reversal of provision of credit losses of RMB9.2 million (US$1.5 million) and other operating expenses of RMB29.6 million (US$4.7 million).

•	Operating costs and expenses for the wealth management business for the first quarter of 2022 were RMB343.1 million (US$54.1 million), a 35.1% decrease from the corresponding period in 2021, primarily due to less relationship manager compensation relating to transaction value of investment products distributed and less selling, general and administrative expenses incurred.

•	Operating costs and expenses for the asset management business for the first quarter of 2022 were RMB106.7 million (US$16.8 million), a 31.4% decrease from the corresponding period in 2021, primarily due to less performance fee compensation as well as less selling, general and administrative expenses incurred.

•	Operating costs and expenses for other businesses for the first quarter of 2022 were RMB32.1 million (US$5.1 million), a 16.6% decrease from the corresponding period in 2021, primarily due to less compensation and benefits.

Operating Margin

Operating margin for the first quarter of 2022 was 39.4%, compared with 41.0% for the corresponding period in 2021.

•	Operating margin for the wealth management business for the first quarter of 2022 was 40.7%, compared with 44.2% for the corresponding period in 2021.

•	Operating margin for the asset management business for the first quarter of 2022 was 46.8%, compared with 42.4% for the corresponding period in 2021.

•	Loss from operation for the other businesses for the first quarter of 2022 was RMB15.5 million (US$2.4 million), compared with an operating loss of RMB30.2 million for the corresponding period in 2021, due to more revenues generated in the first quarter of 2022.

Investment Income

Investment income for the first quarter of 2022 was RMB25.4 million (US$4.0 million), compared with RMB34.4 million for the corresponding period in 2021.

Income Tax Expenses

Income tax expenses for the first quarter of 2022 were RMB77.3 million (US$12.2 million), a 40.4% decrease from the corresponding period in 2021. The decrease was primarily due to less taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2022 was RMB304.2 million (US$48.0 million), a 32.8% decrease from the corresponding period in 2021.

•	Net margin for the first quarter of 2022 was 38.2%, up from 37.0% for the corresponding period in 2021.

•	Net income attributable to Noah shareholders for the first quarter of 2022 was RMB305.2 million (US$48.2 million), a 32.8% decrease from the corresponding period in 2021.

•	Net margin attributable to Noah shareholders for the first quarter of 2022 was 38.4%, up from 37.1% for the corresponding period in 2021.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2022 was RMB4.54 (US$0.72) and RMB4.52 (US$0.71), respectively, compared with RMB6.77 and RMB6.72 for the corresponding period in 2021, respectively.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2022 was RMB313.5 million (US$49.5 million), a 32.1% decrease from the corresponding period in 2021, but an 8.6% increase from the fourth quarter of 2021.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2022 was 39.4%, up from 37.7% for the corresponding period in 2021.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2022 was RMB4.65 (US$0.73), down from RMB6.84 for the corresponding period in 2021.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had RMB3,899.9 million (US$615.2 million) in cash and cash equivalents, compared with RMB3,404.6 million as of December 31, 2021 and RMB4,904.3 million as of March 31, 2021, respectively.

Net cash inflow from the Company’s operating activities during the first quarter of 2022 was RMB501.2 million (US$79.1 million), primarily due to operating cash inflow generated by net income and collection of accounts receivables.

Net cash inflow from the Company’s investing activities during the first quarter of 2022 was RMB9.3 million (US$1.5 million), primarily due to the collection of loans originated.

Net cash outflow from the Company’s financing activities was RMB12.1 million (US$1.9 million) in the first quarter of 2022, primarily due to payment of assumed liability resulting from certain asset acquisition.

2022 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2022 will be in the range of RMB1.45 billion to RMB1.55 billion. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter of 2022 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time	Wednesday, May 11, 2022 at 8:00 p.m., U.S. Eastern Time Thursday, May 12, 2022 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title	Noah Holdings 1Q22 Earnings Conference Call
Participant Password	8316018

A telephone replay will be available starting one hour after the end of the conference call until May 18, 2022 at +1-877-344-7529 (US Toll Free) or 1-412-317-0088 (International Toll). The replay access code is 9378127.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2022, Noah distributed RMB15.0 billion (US$2.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.1 billion (US$24.6 billion) as of March 31, 2022.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,281 relationship managers across 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. The Company’s wealth management business had 415,082 registered clients as of March 31, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2022 ended March 31, 2022 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,404,603	3,899,892	615,193
Restricted cash	510	512	81
Short-term investments	92,803	64,347	10,150
Accounts receivable, net	808,029	396,485	62,544
Loans receivable, net	595,766	578,355	91,233
Amounts due from related parties	451,389	532,533	84,005
Other current assets	163,710	170,813	26,945
Total current assets	5,516,810	5,642,937	890,151
Long-term investments, net	668,572	699,174	110,292
Investment in affiliates	1,402,083	1,430,346	225,632
Property and equipment, net	2,580,935	2,544,521	401,388
Operating lease right-of-use assets, net	223,652	212,993	33,599
Deferred tax assets	335,905	335,911	52,989
Other non-current assets	161,832	162,206	25,587
Total Assets	10,889,789	11,028,088	1,739,638

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	946,547	880,353	138,872
Income tax payable	190,260	236,915	37,372
Deferred revenues	63,631	79,970	12,615
Other current liabilities	649,255	518,214	81,746
Contingent liabilities	433,345	431,080	68,001
Total current liabilities	2,283,038	2,146,532	338,606
Operating lease liabilities, non-current	130,956	120,790	19,054
Deferred tax liabilities	234,134	232,848	36,731
Other non-current liabilities	100,020	83,931	13,240
Total Liabilities	2,748,148	2,584,101	407,631
Equity	8,141,641	8,443,987	1,332,007
Total Liabilities and Equity	10,889,789	11,028,088	1,739,638

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	278,704	81,154	12,802	(70.9)%
Recurring service fees	220,513	193,379	30,505	(12.3)%
Performance-based income	276,524	142,911	22,544	(48.3)%
Other service fees	23,713	38,760	6,114	63.5%
Total revenues from others	799,454	456,204	71,965	(42.9)%
Revenues from funds Gopher manages:
One-time commissions	46,146	21,155	3,337	(54.2)%
Recurring service fees	256,697	293,052	46,228	14.2%
Performance-based income	128,556	32,067	5,058	(75.1)%
Total revenues from funds Gopher manages	431,399	346,274	54,623	(19.7)%
Total revenues	1,230,853	802,478	126,588	(34.8)%
Less: VAT related surcharges	(6,117)	(6,786)	(1,070)	10.9%
Net revenues	1,224,736	795,692	125,518	(35.0)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(206,872)	(109,995)	(17,351)	(46.8)%
Others	(375,253)	(247,910)	(39,107)	(33.9)%
Total compensation and benefits	(582,125)	(357,905)	(56,458)	(38.5)%
Selling expenses	(83,455)	(59,906)	(9,450)	(28.2)%
General and administrative expenses	(80,285)	(58,207)	(9,182)	(27.5)%
(Provision for) reversal of credit losses	(3,407)	9,198	1,451	N.A.
Other operating expenses	(27,088)	(29,635)	(4,675)	9.4%
Government subsidies	54,014	14,558	2,296	(73.0)%
Total operating costs and expenses	(722,346)	(481,897)	(76,018)	(33.3)%
Income from operations	502,390	313,795	49,500	(37.5)%
Other income:
Interest income	22,927	12,637	1,993	(44.9)%
Investment income	34,361	25,373	4,002	(26.2)%
Other expense	(486)	(278)	(44)	(42.8)%
Total other income	56,802	37,732	5,951	(33.6)%
Income before taxes and income from equity in affiliates	559,192	351,527	55,451	(37.1)%
Income tax expense	(129,846)	(77,336)	(12,199)	(40.4)%
Income from equity in affiliates	23,513	30,020	4,736	27.7%
Net income	452,859	304,211	47,988	(32.8)%
Less: net loss attributable to non-controlling interests	(1,234)	(1,031)	(163)	(16.5)%
Net income attributable to Noah shareholders	454,093	305,242	48,151	(32.8)%

Income per ADS, basic	6.77	4.54	0.72	(32.9)%
Income per ADS, diluted	6.72	4.52	0.71	(32.7)%
Margin analysis:
Operating margin	41.0%	39.4%	39.4%
Net margin	37.0%	38.2%	38.2%
Weighted average ADS equivalent[1]:
Basic	67,091,780	67,235,270	67,235,270
Diluted	67,572,038	67,480,826	67,480,826
ADS equivalent outstanding at end of period	59,976,690	60,173,494	60,173,494

 [1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31, 2021	March 31, 2022	March 31, 2022	Change
	RMB'000	RMB'000	USD'000
Net income	452,859	304,211	47,988	(32.8)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	8,409	(9,148)	(1,443)	N.A.
Comprehensive income	461,268	295,063	46,545	(36.0)%
Less: Comprehensive loss attributable to non-controlling interests	(1,201)	(882)	(139)	(26.6)%
Comprehensive income attributable to Noah shareholders	462,469	295,945	46,684	(36.0)%

Noah Holdings Limited
Supplemental Information
(unaudited)

	As of
	March 31, 2021	March 31, 2022	Change
Number of registered clients	384,021	415,082	8.1%
Number of relationship managers	1,246	1,281	2.8%
Number of cities under coverage in mainland China	82	83	1.2%

	Three months ended
	March 31, 2021	March 31, 2022	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	6,299	2,818	(55.3)%
Number of active clients including mutual fund-only clients	27,846	14,970	(46.2)%
Transaction value:
Private equity products	4,763	3,180	(33.2)%
Private secondary products	12,864	4,027	(68.7)%
Mutual fund products	8,645	7,110	(17.8)%
Other products	820	679	(17.2)%
Total transaction value	27,092	14,996	(44.6)%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended March 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	81,154	-	-	81,154
Recurring service fees	193,379	-	-	193,379
Performance-based income	142,911	-	-	142,911
Other service fees	19,113	-	19,647	38,760
Total revenues from others	436,557	-	19,647	456,204
Revenues from funds Gopher manages:
One-time commissions	11,859	9,296	-	21,155
Recurring service fees	118,871	174,181	-	293,052
Performance-based income	13,868	18,199	-	32,067
Total revenues from funds Gopher manages	144,598	201,676	-	346,274
Total revenues	581,155	201,676	19,647	802,478
Less: VAT related surcharges	(2,711)	(1,039)	(3,036)	(6,786)
Net revenues	578,444	200,637	16,611	795,692
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(99,688)	(10,307)	-	(109,995)
Other compensations	(148,135)	(89,517)	(10,258)	(247,910)
Total compensation and benefits	(247,823)	(99,824)	(10,258)	(357,905)
Selling expenses	(52,043)	(4,234)	(3,629)	(59,906)
General and administrative expenses	(42,754)	(10,029)	(5,424)	(58,207)
(Provision for) reversal of credit losses	(603)	(227)	10,028	9,198
Other operating expenses	(5,516)	(1,270)	(22,849)	(29,635)
Government subsidies	5,639	8,885	34	14,558
Total operating costs and expenses	(343,100)	(106,699)	(32,098)	(481,897)
Income (loss) from operations	235,344	93,938	(15,487)	313,795

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended March 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	278,463	241	-	278,704
Recurring service fees	219,319	1,194	-	220,513
Performance-based income	276,524	-	-	276,524
Other service fees	14,017	1,390	8,306	23,713
Total revenues from others	788,323	2,825	8,306	799,454
Revenues from funds Gopher manages:
One-time commissions	16,270	29,876	-	46,146
Recurring service fees	95,971	160,726	-	256,697
Performance-based income	50,726	77,830	-	128,556
Total revenues from funds Gopher manages	162,967	268,432	-	431,399
Total revenues	951,290	271,257	8,306	1,230,853
Less: VAT related surcharges	(4,838)	(1,229)	(50)	(6,117)
Net revenues	946,452	270,028	8,256	1,224,736
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(206,790)	(82)	-	(206,872)
Other compensations	(215,289)	(138,854)	(21,110)	(375,253)
Total compensation and benefits	(422,079)	(138,936)	(21,110)	(582,125)
Selling expenses	(66,827)	(12,001)	(4,627)	(83,455)
General and administrative expenses	(55,924)	(18,094)	(6,267)	(80,285)
Provision for credit losses	-	-	(3,407)	(3,407)
Other operating expenses	(22,083)	(1,805)	(3,200)	(27,088)
Government subsidies	38,596	15,283	135	54,014
Total operating costs and expenses	(528,317)	(155,553)	(38,476)	(722,346)
Income (loss) from operations	418,135	114,475	(30,220)	502,390

Noah Holdings Limited
Supplement Revenue Information for Segment
(unaudited)
	Three months ended March 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	425,237	166,774	19,647	611,658
Hong Kong	90,431	11,991	-	102,422
Others	65,487	22,911	-	88,398
Total revenues	581,155	201,676	19,647	802,478

	Three months ended March 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	697,471	187,621	8,306	893,398
Hong Kong	230,621	76,431	-	307,052
Others	23,198	7,205	-	30,403
Total revenues	951,290	271,257	8,306	1,230,853

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited) [5]

	Three months ended
	March 31,	March 31,
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	454,093	305,242	(32.8)%
Adjustment for share-based compensation	10,144	10,846	6.9)%
Less: Tax effect of adjustments	2,354	2,607	10.7)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	461,883	313,481	(32.1)%
Net margin attributable to Noah shareholders	37.1%	38.4%
Non-GAAP net margin attributable to Noah shareholders	37.7%	39.4%
Net income attributable to Noah shareholders per ADS, diluted	6.72	4.52	(32.7)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	6.84	4.65	(32.0)%

5     Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any.